BlackRock Credit Allocation Income Trust I, Inc.

77D(g)

Policies with respect to security investments

Effective September 4, 2009, the Board of Directors of BlackRock Credit Allocation Income Trust I, Inc. (the “Fund”) announced approval of the following change in the Fund’s non-fundamental investment policies:

Old Investment Guideline

Under normal market conditions, at least 80% of the Fund’s total assets will be invested in a portfolio of preferred securities and corporate debt securities. Under normal market conditions, the Fund will invest at least 65% of its total assets in preferred securities and may invest up to 35% of its total assets in debt securities.

New Investment Guideline

Under normal market conditions, at least 80% of the Fund’s total assets will be invested in credit-related securities, including, but not limited to, investment grade corporate bonds, high yield bonds, bank loans, preferred securities or convertible bonds or derivatives with economic characteristics similar to these credit-related securities.